Apricus Biosciences, Inc.
11975 El Camino Real, Suite 300
San Diego, CA 92130

April 19, 2017

VIA EDGAR
Dorrie Yale
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Apricus Biosciences, Inc.
Registration Statement on Form S-1
File No. 333-217036

Dear Ms. Yale:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Apricus Biosciences, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 5:00 P.M. Eastern Time on Thursday, April 20, 2017, or as soon as practicable thereafter, or at such later time as the Company may orally request via telephone call to the staff (the “Staff”). This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Latham & Watkins LLP, confirming this request. The Company hereby authorizes each of Matthew Bush and Anthony Gostanian of Latham & Watkins LLP, counsel to the Company, to make such request on its behalf.

If you have any questions or require additional information, please contact Matthew T. Bush of Latham & Watkins LLP at (858) 523-5435. Thank you for your assistance and cooperation in this matter.

Very truly yours,

APRICUS BIOSCIENCES, INC.

By:	/s/ Richard Pascoe
Richard Pascoe
Chief Executive Officer & Secretary

cc:	Cheston J. Larson, Latham & Watkins LLP
Matthew T. Bush, Latham & Watkins LLP
Anthony Gostanian, Latham & Watkins LLP
Robert Charron, Ellenoff Grossman & Schole LLP

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